                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            -------------------------

                                    FORM 11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                  For the fiscal year ended: December 31, 1996



                         Commission file number: 0-25066



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                               401(k) SAVINGS PLAN



B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               OWOSSO CORPORATION
                               THE TRIAD BUILDING
                           2200 RENAISSANCE BOULEVARD
                                    SUITE 150
                            KING OF PRUSSIA, PA 19406

OWOSSO CORPORATION 401(k) SAVINGS PLAN


TABLE OF CONTENTS
--------------------------------------------------------------------------------
                                                                            Page

INDEPENDENT AUDITORS' REPORT                                                  1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 1996 AND FOR
  THE YEAR THEN ENDED AND FOR THE PERIOD FROM
  MAY 1, 1995 (DATE OF INCEPTION) TO DECEMBER 31, 1995:

  Statements of Net Assets Available for Benefits                           2-3

  Statements of Changes in Net Assets Available for Benefits                4-5

  Notes to Financial Statements                                             6-9

SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 1996 AND
  FOR THE YEAR THEN ENDED:

  Item 27a - Schedule of Assets Held for Investment Purposes                 10

  Item 27d - Schedule of Reportable Transactions                             11

Supplemental schedules not included herein are omitted because of the absence of conditions under which they are required.

INDEPENDENT AUDITORS' REPORT

To the Trustees and Participants of
        Owosso Corporation 401(k) Savings Plan
King of Prussia, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the Owosso Corporation 401(k) Savings Plan as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the year ended December 31, 1996 and for the period from May 1, 1995 (Date of Inception) to December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the year ended December 31, 1996 and for the period from May 1, 1995 (Date of Inception) to December 31, 1995 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of net assets available for benefits and statements of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental schedules and supplemental information by fund are the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audit of the basic 1996 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.




/s/ DELOITTE & TOUCHE LLP
Philadelphia, Pennsylvania
June 6, 1997

OWOSSO CORPORATION 401(k) SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1996
--------------------------------------------------------------------------------

                                                                                 Supplemental Information by  Fund
------------------------------------------------------------------------------------------------------------------------------
                                                       Compass                Compass     Compass
                                                       Capital      PNC       Capital     Capital                      PNC
                                          Owosso        Money    Investment   Managed      Value     Participant     Balanced
                                        Corporation     Market    Contract     Income      Equity        Loan        Profile
                                          Stock       Portfolio     Fund      Portfolio  Portfolio       Fund          Fund
Investments, at current value:
  Mutual funds                                        $435,497                $437,530    $543,719                  $1,716,468
  Common stock                           $40,965
  Participant loans                                                                                     $20,223
  Common/collective funds                                         $918,398
                                         -------      --------    --------    --------    --------      -------     ----------
      Total investments                   40,965       435,497     918,398     437,530     543,719       20,223      1,716,468
                                         -------      --------    --------    --------    --------
Contribution receivable - participants       290           391       4,065         989       1,884
Contribution receivable - employer           118       512,434       1,392         281         588
                                         -------      --------    --------    --------    --------
      Total contribution receivable          408       512,825       5,457       1,270       2,472
                                         -------      --------    --------    --------    --------      -------     ----------
NET ASSETS AVAILABLE FOR BENEFITS        $41,373      $948,322    $923,855    $438,800    $546,191      $20,223     $1,716,468
                                         =======      ========    ========    ========    ========      =======     ==========

See notes to financial statements.

--------------------------------------------------------------------------------
                                                       Fidelity
                                          PNC           Advisor
                                        Moderate        Growth
                                        Profile      Opportunities
                                          Fund          Fund             Total
Investments, at current value:
  Mutual funds                         $1,683,940      $796,137       $5,613,291
  Common stock                                                            40,965
  Participant loans                                                       20,223
  Common/collective funds                                                918,398
                                       ----------      --------       ----------
      Total investments                 1,683,940       796,137        6,592,877
                                                       --------       ----------
Contribution receivable - participants                    2,940           10,559
Contribution receivable - employer                          907          515,720
                                                       --------       ----------
      Total contribution receivable                       3,847          526,279
                                       ----------      --------       ----------
NET ASSETS AVAILABLE FOR BENEFITS      $1,683,940      $799,984       $7,119,156
                                       ==========      ========       ==========

See notes to financial statements.

OWOSSO CORPORATION 401(k) SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1995
--------------------------------------------------------------------------------

                                                                         Supplemental Information by  Fund
------------------------------------------------------------------------------------------------------------------------------
                                          PNC           PNC          PNC         PNC                       PNC
                                         Money       Investment    Managed      Value     Participant    Balanced
                                         Market       Contract     Income       Equity       Loan         Profile
                                       Portfolio        Fund      Portfolio    Portfolio     Fund          Fund
Cash                                   $      612
                                       ----------
Investments, at current value:
  Mutual funds                            667,129                  $116,095    $130,681                  $1,539,623
  Participant  loans                                                                       $26,783
  Common/collective funds                              $301,213
                                       ----------      --------    --------    --------    -------       ----------
      Total investments                   667,129       301,213     116,095     130,681     26,783        1,539,623
                                       ----------      --------    --------    --------
Due  from Money Purchase Pension Plan     179,915
Contribution receivable - participants         36        30,625       2,281       1,797
Contribution receivable - employer        207,100         9,031         549         519
                                       ----------      --------    --------    --------
      Total contribution receivable       387,051        39,656       2,830       2,316
                                       ----------      --------    --------    --------    -------       ----------
NET ASSETS AVAILABLE FOR BENEFITS      $1,054,792      $340,869    $118,925    $132,997    $26,783       $1,539,623
                                       ==========      ========    ========    ========    =======       ==========

See notes to financial statements.

--------------------------------------------------------------------------------
                                                       Fidelity
                                          PNC           Advisor
                                        Moderate        Growth
                                        Profile      Opportunities
                                          Fund          Fund             Total
Cash                                                                  $      612
                                                                      ----------
Investments, at current value:
  Mutual funds                         $1,538,782      $366,382        4,358,692
  Participant  loans                                                      26,783
  Common/collective funds                                                301,213
                                       ----------      --------       ----------
      Total investments                 1,538,782       366,382        4,686,688
                                                       --------       ----------
Due  from Money Purchase Pension Plan                                    179,915
Contribution receivable - participants                    3,857           38,596
Contribution receivable - employer                        1,079          218,278
                                                       --------       ----------
      Total contribution receivable                       4,936          436,789
                                       ----------      --------       ----------
NET ASSETS AVAILABLE FOR BENEFITS      $1,538,782      $371,318       $5,124,089
                                       ==========      ========       ==========

OWOSSO CORPORATION 401(k) SAVINGS PLAN

STATEMENT OF CHANGES  IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1996
--------------------------------------------------------------------------------

                                                                                 Supplemental Information by  Fund
------------------------------------------------------------------------------------------------------------------------------
                                                       Compass                Compass     Compass
                                                       Capital      PNC       Capital     Capital                      PNC
                                          Owosso        Money    Investment   Managed      Value     Participant     Balanced
                                        Corporation     Market    Contract     Income      Equity        Loan        Profile
                                          Stock       Portfolio     Fund      Portfolio  Portfolio       Fund          Fund
NET ASSETS AVAILABLE FOR BENEFITS,
 BEGINNING OF YEAR                         $     0     $1,054,792  $340,869    $118,925    $132,997     $26,783      $1,539,623
                                           -------     ----------  --------    --------    --------     -------      ----------
ADDITIONS:
 Contributions:
  Rollovers                                 14,375         43,945   215,356     148,194     167,401
  Employees                                 22,683         18,897   368,423      95,248     114,083
  Employer                                   8,766        133,388   125,929      25,538      35,460                     200,513
 Interest and dividend income                1,140                      781      16,494      75,644
 Net appreciation (depreciation) in
  fair value of investments                 (9,203)        26,883    40,616      (7,054)     (8,960)                    222,797
                                           -------     ----------  --------    --------    --------                  ----------
      Total additions                       37,761        223,113   751,105     278,420     383,628                     423,310
                                           -------     ----------  --------    --------    --------                  ----------
DEDUCTIONS:
 Distribution of benefits to participants   (1,148)      (147,496) (134,736)    (30,706)    (58,996)                   (246,701)
 Other                                                               (3,434)
                                           -------     ----------  --------    --------    --------                  ----------
      Total deductions                      (1,148)      (147,496) (138,170)    (30,706)    (58,996)                   (246,701)
                                           -------     ----------  --------    --------    --------     -------      ----------
FUND TRANSFERS, NET                          4,760       (182,087)  (29,949)     72,161      88,562      (6,560)            236
                                           -------     ----------  --------    --------    --------     -------      ----------
INCREASE (DECREASE)                         41,373       (106,470)  582,986     319,875     413,194      (6,560)        176,845
                                           -------     ----------  --------    --------    --------     -------      ----------
NET ASSETS AVAILABLE FOR BENEFITS,
 END OF YEAR                               $41,373     $  948,322  $923,855    $438,800    $546,191     $20,223      $1,716,468
                                           =======     ==========  ========    ========    ========     =======      ==========

See notes to financial statements.

--------------------------------------------------------------------------------
                                                         Fidelity
                                             PNC           Advisor
                                           Moderate        Growth
                                           Profile      Opportunities
                                             Fund          Fund             Total
NET ASSETS AVAILABLE FOR BENEFITS,
 BEGINNING OF YEAR                        $1,538,782      $371,318       $5,124,089
                                          ----------      --------       ----------
ADDITIONS:
 Contributions:
  Rollovers                                                191,096          780,367
  Employees                                                194,145          813,479
  Employer                                   200,510        59,984          790,088
 Interest and dividend income                               39,214          133,273
 Net appreciation (depreciation)
  in fair value of investments               188,042        52,565          505,686
                                          ----------      --------       ----------
      Total additions                        388,552       537,004        3,022,893
                                          ----------      --------       ----------
DEDUCTIONS:
 Distribution of benefits to participants   (243,707)     (160,902)      (1,024,392)
 Other                                                                       (3,434)
                                          ----------      --------       ----------
      Total deductions                      (243,707)     (160,902)      (1,027,826)
                                          ----------      --------       ----------
FUND TRANSFERS, NET                              313        52,564
                                          ----------      --------
INCREASE (DECREASE)                          145,158       428,666        1,995,067
                                          ----------      --------       ----------
NET ASSETS AVAILABLE FOR BENEFITS,
 END OF YEAR                              $1,683,940      $799,984       $7,119,156
                                          ==========      ========       ==========

OWOSSO CORPORATION 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
PERIOD FROM MAY 1, 1995 (DATE OF INCEPTION) TO DECEMBER 31, 1995
--------------------------------------------------------------------------------

                                                                         Supplemental Information by  Fund
------------------------------------------------------------------------------------------------------------------------------
                                             PNC           PNC          PNC         PNC                       PNC
                                            Money       Investment    Managed      Value     Participant    Balanced
                                            Market       Contract     Income       Equity       Loan         Profile
                                          Portfolio        Fund      Portfolio    Portfolio     Fund          Fund
NET ASSETS AVAILABLE FOR BENEFITS,
 BEGINNING OF YEAR                        $        0     $      0    $      0     $      0     $     0      $        0
                                          ----------     --------    --------     --------     -------      ----------
ADDITIONS:
 Contributions:
  Rollovers                                4,270,815                                            29,687
  Employees                                       68      283,956      17,184       10,916
  Employer                                   387,697       86,322       3,624        3,147
 Interest and dividend income                                                        9,386
 Net appreciation (depreciation)
  in fair value of investments                28,847        5,347         548         (814)                     17,828
                                          ----------     --------    --------     --------     -------      ----------
      Total additions                      4,687,427      375,625      21,356       22,635      29,687          17,828
                                          ----------     --------    --------     --------     -------      ----------
DEDUCTIONS:
 Distribution of benefits to participants    (63,293)      (2,435)                                             (12,304)
 Other                                                                                          (2,904)
                                          ----------     --------                              -------      ----------
      Total deductions                       (63,293)      (2,435)                              (2,904)        (12,304
                                          ----------     --------                              -------      ----------
FUND TRANSFERS, NET                       (3,569,342)     (32,321)     97,569      110,362                   1,534,099
                                          ----------     --------    --------     --------                  ----------
INCREASE                                   1,054,792      340,869     118,925      132,997      26,783       1,539,623
                                          ----------     --------    --------     --------     -------      ----------
NET ASSETS AVAILABLE FOR BENEFITS,
 END OF YEAR                              $1,054,792     $340,869    $118,925     $132,997     $26,783      $1,539,623
                                          ==========     ========    ========     ========     =======      ==========

See notes to financial statements.

--------------------------------------------------------------------------------
                                                            Fidelity
                                               PNC           Advisor
                                              Moderate        Growth
                                              Profile      Opportunities
                                                Fund          Fund             Total
NET ASSETS AVAILABLE FOR BENEFITS,
 BEGINNING OF YEAR                          $        0      $      0         $        0
                                            ----------      --------          ----------
ADDITIONS:
 Contributions:
  Rollovers                                                                   4,300,502
  Employees                                                   23,765            335,889
  Employer                                                     6,593            487,383
 Interest and dividend income                                  9,144             18,530
 Net appreciation (depreciation)
  in fair value of investments                  17,041         6,279             75,076
                                            ----------      --------          ----------
      Total additions                           17,041        45,781          5,217,380
                                            ----------      --------          ----------
DEDUCTIONS:
 Distribution of benefits to participants      (12,355)                         (90,387)
 Other                                                                           (2,904)
                                            ----------                      -----------
      Total deductions                         (12,355)                         (93,291)
                                            ----------                      -----------
FUND TRANSFERS, NET                          1,534,096       325,537
                                            ----------      --------
INCREASE                                     1,538,782       371,318          5,124,089
                                            ----------      --------        -----------
NET ASSETS AVAILABLE FOR BENEFITS,
 END OF YEAR                                $1,538,782      $371,318         $5,124,089
                                            ==========      ========         ==========

OWOSSO CORPORATION 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 1996 AND FOR THE PERIOD FROM MAY 1, 1995
(DATE OF INCEPTION) TO DECEMBER 31, 1995
-------------------------------------------------------------------------------

1.    DESCRIPTION OF THE PLAN

      The Owosso Corporation 401(k) Savings Plan (the "Plan"), was established by Sooner Trailer Manufacturing Co. effective May 1, 1995 for the benefit of its eligible employees. Effective July 1, 1995, Owosso Corporation (the "Company") assumed sponsorship of the Plan. Also effective July 1, 1995, the Owosso Corporation Money Purchase Pension Plan, the Landover Company Money Purchase Pension Plan, the DewEze Profit Sharing Plan (collectively, the "Merged Plans") were merged with and into the Plan. The contributions made by each totalled $2,982,845, $446,578 and $836,837, respectively.

      In 1996, the Great Bend 401(k) Savings Plan and the Stature Electric Pension Plan were merged into the Plan. The contributions made by each totalled $227,607 and $241,490, respectively. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participants should refer to the Plan document for a complete description of the Plan.

      Participation - Participants in the Merged Plans were eligible for participation in the Plan immediately following the merger. All other employees are eligible to participate after completion of at least 1,000 hours of service in one eligibility computation period.

      Funding - All eligible employees may direct the Company to contribute from 1% to 15% of their compensation to the Plan on their behalf as a basic contribution, subject to an annual dollar limit that is indexed annually for inflation. For 1996 and 1995, each employee's pre-tax contributions were limited to $9,500 and $9,240, respectively. The Company will make matching contributions equal to a percentage determined at the discretion of the Board of Directors at the beginning of each plan year. For the years ended December 31, 1996 and 1995, this matching percentage was set at 50% of the employee's contribution, up to 4% of compensation. Additionally, the Company will make supplemental contributions equal to 3% of the compensation of eligible participants for such plan year, which contribution shall be reduced by amounts forfeited from the accounts of participants.

      Investment Policy - Each employee directs that his/her contribution plus the Company's matching contributions be invested and reinvested in one or more of the investment funds offered by the Trustee and/or in the Company's common stock (effective Plan year 1996). The 3% supplemental contributions are directed into investment options by the Company on behalf of the Plan participants. All income, expenses, gains or losses attributable to assets held in each investment fund are reflected therein exclusively. During 1996 the Plan trustee, PNC, renamed several funds. The following funds were available during 1996:

      Owosso Corporation Stock - Invests in common stock of Owosso Corporation.

      Compass Capital Money Market Portfolio (formerly the PNC Money Market Portfolio) - Invests in a broad range of short-term, high quality, U.S. Dollar-denominated instruments such as government, bank, commercial and other investments.

      PNC Investment Contract Fund - Invests in contracts issued by insurance companies and banks with the goal of generating interest income returns above the rates earned by money market funds while generally maintaining a stable principal value.

      Compass Capital Managed Income Portfolio (formerly PNC Managed Income Portfolio) - Invests in a portfolio of bonds including agency obligations and corporate bonds.

      Compass Capital Value Equity Portfolio (formerly PNC Value Equity Portfolio) - Invests in stocks whose prices are considered low relative to the stocks' earnings potential.

      PNC Balanced Profile Fund - Invests in a diversified portfolio of equity securities and fixed income portfolios with reasonable value and above average potential for dividend and earnings growth.

      PNC Moderate Profile Fund - Invests in mutual fund portfolios and diversified equity portfolios with reasonable value and above average potential for dividend and earnings growth.

      Fidelity Advisor Growth Opportunities Fund - Invests in traditional growth stocks, with the goal of long-term capital growth.


      Vesting - The Plan provides that a participant shall have a fully vested interest in his/her Elective Deferral Contribution Account, Voluntary Contribution Account, Qualified Matching Contribution Account, Qualified Supplemental Contribution Account and Rollover Account. The Company's contributions are vested under a schedule dependent upon the employee's years of vesting service. A participant earns one year of vesting service for each plan year in which such participant completes 1,000 hours of service, as defined by the Plan.

                                                               Vesting
      Years of Service                                        Percentage

      Less than one year                                           0%
      One but less than two                                       10
      Two but less than three                                     20
      Three but less than four                                    30
      Four but less than five                                     40
      Five but less than six                                      60
      Six but less  than seven                                    80
      Seven or more                                              100

      The Company's contribution in a particular year becomes fully vested if the participant's employment terminates due to death, disability or retirement.

      Benefits - Benefits are determined by the balance of employee's account, which is based on the amount of employee's contributions, the amount of the Company's contributions, the length of participation in the Plan, and the interest, dividends and/or gains/losses on investments.

      Loans - No loans are permitted under the Plan. Loans outstanding to participants due to their participation in a previous loan from a Merged Plan shall be repaid in equal installments by payroll deductions. Loans outstanding at December 31, 1996 and 1995 totaled $20,223 and $26,783, respectively.

      Termination of the Plan - In the event of termination of the Plan, the interest of the participating employees or their beneficiaries will be distributed in full amount to their credit and not be subject to forfeiture in whole or in part.

      Income Tax Status - The IRS determined and informed the Plan sponsor by a letter dated October 24, 1996 that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code
      (IRC). The Plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

      Administration of the Plan - Plan administration is the responsibility of the Pension Committee of the Company. Expenses of the Plan are paid by the Company.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Presentation - The financial statements of the Plan have been prepared on the accrual basis of accounting. Investments are stated at fair value which is measured by actual market quotes. Net appreciation or depreciation in the current value of investments includes changes in unrealized gains and losses and realized gains and losses determined on the specific identification basis. Dividends and interest are recorded when earned. Employee and employer contributions are recorded in the period to which they are applicable.

      Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.


3.    INVESTMENTS

      Investments of the Plan at December 31, 1996 are summarized below:

           Mutual Funds:
              Compass Capital Money Market Portfolio                 $  435,497
              Compass Capital Managed Income Portfolio                  437,530
              Compass Capital Value Equity Portfolio                    543,719
              PNC Balanced Profile Fund                               1,716,468
              PNC Moderate Profile Fund                               1,683,940
              Fidelity Advisor Growth Opportunities Fund                796,137
                                                                     ----------
                                                                      5,613,291
                                                                     ----------
           Other:
              PNC Investment Contract Fund                              918,398
              Participant loans                                          20,223
              Owosso Corporation                                         40,965
                                                                     ----------
                                                                        979,586
                                                                     ----------
              Total Investments                                      $6,592,877
                                                                     ==========

      Investments of the Plan at December 31, 1995 are summarized below:

           Mutual Funds:
              PNC Money Market Portfolio                               $667,129
              PNC Managed Income Portfolio                              116,095
              PNC Value Equity Portfolio                                130,681
              PNC Balanced Profile Fund                               1,539,623
              PNC Moderate Profile Fund                               1,538,782
              Fidelity Advisor Growth Opportunities Fund                366,382
                                                                     ----------
                                                                      4,358,692
                                                                     ----------
           Other:
              PNC Investment Contract Fund                              301,213
              Participant loans                                          26,783
                                                                     ----------
                                                                        327,996
                                                                     ----------
              Total Investments                                      $4,686,688
                                                                     ==========

4.    DUE FROM MONEY PURCHASE PENSION PLAN

      At December 31, 1995, the Company owed contributions totalling $179,915 to the Owosso Corporation Money Purchase Pension Plan, which amount, in turn, was owed to the Plan. Accordingly, the $179,915 was reflected as a contribution receivable at December 31, 1995. During 1996, the contribution was received by the Owosso Corporation Money Purchase Pension Plan, and at that time, that amount was transferred to the Plan.


5.    DUE TO FORMER PARTICIPANTS

      Benefits payable to individuals who have elected to withdraw from the Plan but have not yet been paid as of December 31, 1996 and 1995 were $0 and $10,603, respectively.

                                     ******

OWOSSO CORPORATION 401(k) SAVINGS PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1996
--------------------------------------------------------------------------------
Identity                                    Number                    Current
of Issue    Description of Investment     of Shares        Cost        Value

            Mutual Funds:
PNC*         Compass Capital Money
              Market Portfolio           377,145.073    $  410,218   $  435,497
PNC*         Compass Capital Managed
              Income Portfolio             42,644.28       441,831      437,530
PNC*         Compass  Capital Value
              Equity Portfolio            38,371.119       557,278      543,719
PNC*         PNC Balanced Profile Fund   122,491.082     1,504,172    1,716,468
PNC*         PNC Moderate Profile Fund   134,790.672     1,504,014    1,683,940
Fidelity     Fidelity Advisor Growth
              Opportunities Fund          22,553.451       745,468      796,137
                                                        ----------   ----------
                                                         5,162,981    5,613,291
                                                        ----------   ----------
Owosso       Common Stock Owosso
Corporation*  Corporation                   8,142.77        48,793       40,965
                                                        ----------   ----------
            Other:
PNC*         PNC Investment Contract
              Fund                       521,816.763       875,960      918,398
PNC*         Participant Loans             20,222.54        20,223       20,223
                                                        ----------   ----------
            TOTAL INVESTMENTS                           $6,107,957   $6,592,877
                                                        ==========   ==========


* Party-in-interest to the Plan.

OWOSSO CORPORATION 401(k) SAVINGS PLAN

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1996
--------------------------------------------------------------------------------
Series of Transactions

                                                                                 Net
Identity                                            Number of     Purchase      Sales     Realized
of Party    Description of Assets                  Transactions     Price       Price       Gain

PNC         Compass Capital Money Market Fund           35        $352,952    $352,952
PNC         PNC Investment Contract Fund                60         771,034
PNC         Compass Capital Managed Income Fund         73         341,869
PNC         Compass Capital Large Capital
              Value Equity Fund                         82         416,173
Fidelity    Fidelity Advisor Growth
              Opportunities Fund                        81         518,553
PNC         PNC Balance Profile Fund                    56         229,413     259,929     $30,516
PNC         PNC Moderate Profile Fund                   57         229,247     258,858      29,611


                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                      OWOSSO CORPORATION 401(k) SAVINGS PLAN

                                      By: OWOSSO CORPORATION, Plan Administrator


                                      By:        /s/  George B. Lemmon, Jr.
                                                 -----------------------------
                                                  George B. Lemmon, Jr.
                                                  Chief Executive Officer








Date:  June 27, 1997

                                Index to Exhibits



Exhibit Number                      Description
--------------                      -----------

23                                  Consent of Deloitte & Touche LLP